EXHIBIT 7.2

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges

for SEK excluding the S-system

on the Basis of Swedish Accounting Principles

(Skr millions, except for ratios)

	Year ended December 31,
	2006	2005	2004	2003	2002
Fixed Charges:
Interest expenses	6,390.3	5,187.6	4,253.7	3,675.4	4,040.2

Earnings:
Net profit	385.6	346.9	439.6	427.5	479.7
Taxes	157.6	151.2	172.2	167.8	184.7
Fixed charges	6,390.3	5,187.6	4,253.7	3,675.4	4,040.2
	6,933.5	5,685.7	4,865.5	4,270.7	4,704.6
Ratio of earnings to fixed charges	1.09	1.10	1.14	1.16	1.16